Item 77I - 	Deutsche Ultra-Short Investment
Grade Fund (a series of Deutsche
Income Trust) (the "Fund")
Effective on or about July 3, 2017, for the Fund's
Institutional Shares, the minimum initial investment was amended to $25,000,000, and there is no minimum additional investment.
Accounts opened through a financial advisor may have different minimum investment amounts.
The Fund reserves the right to modify the investment minimum.